UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 2018

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, into the Form F-3 Registration Statement File No. 333-211065, into the Form F-1 Registration Statement File No. 333-219047, into the Form F-1 Registration Statement File No. 333-222195, and into the Post-Effective Amendment No. 1 to the Form F-1 Registration Statement File No. 333-222195.

Other Information

On April 2, 2018, Check-Cap Ltd. (the "Company") announced the results of its 2018 Extraordinary General Meeting of Shareholders (the "Meeting") held on April 2, 2018, at the Company's offices located at Check-Cap Building, 29 Aba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

At the Meeting, the Company's shareholders duly approved and adopted the following proposals:

1.	To approve an increase of the Company’s authorized and registered share capital by NIS 12,500,000, such that following such increase, the authorized and registered share capital of the Company will be NIS 24,000,000, and to amend the Company’s Articles of Association accordingly;

2.
To approve a reverse share split of the Company’s ordinary shares in a ratio to be determined by the Board of Directors in a range of 1:8 to 1:12, effective on a date to be determined by the Board of Directors and announced by the Company, and to amend the Company’s Articles of Association (as amended by Proposal 1) accordingly; and

3.	To approve the terms of engagement of Mr. Alex Ovadia, as Chief Executive Officer, as set forth in the Proxy Statement for the Meeting.

All the foregoing proposals were fully described in the Company's Proxy Statement for the Meeting, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K/A filed with the U.S. Securities and Exchange Commission on March 1, 2018. Only shareholders of record at the close of business on March 5, 2018 were entitled to vote at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: April 3, 2018